--------------------------------------------------------------------------------
     SEC1746 (2-98) POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------

                                               ---------------------------------
                                                         OMB APPROVAL
                                               .................................
                                                     OMB NUMBER: 3235-0145
                                               .................................
          UNITED STATES                            EXPIRES:  OCTOBER 31, 2002
SECURITES AND EXCHANGE COMMISSTION             .................................
       WASHINGTON, DC 20549                        ESTIMATED AVERAGE BURDEN
                                               .................................
                                                HOURS PER RESPONSE . . . 14.9
                                               ---------------------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                  Bigmar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   089893 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Cynthia R. May
                                Harold C. Baldauf
                                Janet A. Baldauf
                                   GRQ, L.L.C.

                                 95 Midland Road
                             Saginaw, Michigan 48603

                                 (989) 797-5502
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e) 140.13s-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of he schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
        Cynthia R. May
--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   [ ]
                                                                (b)   [X]
--------------------------------------------------------------------------------

3.      SEC USE ONLY
--------------------------------------------------------------------------------

4.      SOURCE OF FUNDS  Not applicable
--------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION: United States
--------------------------------------------------------------------------------

                    7.    SOLE VOTING POWER:                        6,111,155
     NUMBER OF      ------------------------------------------------------------
      SHARES
   BENEFICIALLY     8.    SHARED VOTING POWER:                          1,200
     OWNED BY       ------------------------------------------------------------
       EACH
     REPORTING      9.    SOLE DISPOSITIVE POWER:                   6,111,155
    PERSON WITH     ------------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER:                     1,200

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    6,111,355
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):               42%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
        Harold C. Baldauf
--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   [ ]
                                                                (b)   [X]
--------------------------------------------------------------------------------

3.      SEC USE ONLY
--------------------------------------------------------------------------------

4.      SOURCE OF FUNDS  N/A
--------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION: United States
--------------------------------------------------------------------------------

                    7.    SOLE VOTING POWER:                                0
     NUMBER OF      ------------------------------------------------------------
      SHARES
   BENEFICIALLY     8.    SHARED VOTING POWER:                          3,000
     OWNED BY       ------------------------------------------------------------
       EACH
     REPORTING      9.    SOLE DISPOSITIVE POWER:                   4,923,539
    PERSON WITH     ------------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER:                     3,000

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    4,926,539
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             36.3%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
        Janet A. Baldauf
--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   [ ]
                                                                (b)   [X]
--------------------------------------------------------------------------------

3.      SEC USE ONLY
--------------------------------------------------------------------------------

4.      SOURCE OF FUNDS  N/A
--------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION: United States
--------------------------------------------------------------------------------

                    7.    SOLE VOTING POWER:                          333,333
     NUMBER OF      ------------------------------------------------------------
      SHARES
   BENEFICIALLY     8.    SHARED VOTING POWER:                          3,000
     OWNED BY       ------------------------------------------------------------
       EACH
     REPORTING      9.    SOLE DISPOSITIVE POWER:                   5,256,872
    PERSON WITH     ------------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER:                     3,000

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    5,259,872
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             38.8%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
        GRQ, L.L.C.
--------------------------------------------------------------------------------

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)   [ ]
                                                                (b)   [X]
--------------------------------------------------------------------------------

3.      SEC USE ONLY
--------------------------------------------------------------------------------

4.      SOURCE OF FUNDS  Not applicable
--------------------------------------------------------------------------------

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------

6.      CITIZENSHIP OR PLACE OF ORGANIZATION: Not Applicable
--------------------------------------------------------------------------------

                    7.    SOLE VOTING POWER:                          184,266
     NUMBER OF      ------------------------------------------------------------
      SHARES
   BENEFICIALLY     8.    SHARED VOTING POWER:                              0
     OWNED BY       ------------------------------------------------------------
       EACH
     REPORTING      9.    SOLE DISPOSITIVE POWER:                     184,266
    PERSON WITH     ------------------------------------------------------------

                    10.   SHARED DISPOSITIVE POWER:                         0

--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       184,266
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):               1.3%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON: 00
--------------------------------------------------------------------------------

This Amendment No. 2 amends and supplements the statement on Schedule 13D (the "Initial Schedule 13D") filed jointly on May 23, 2002 by Cynthia R. May, Harold
C. Baldauf and Janet A. Baldauf with respect to the common stock, $.001 per value (the "Common Stock") of Bigmar, Inc. (the "Issuer") and Amendment No. 1 filed jointly on January 11, 2003 by Cynthia R. May, Harold C. Baldauf, Janet A. Baldauf and GRQ, L.L.C. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Initial 13D as amended by Amendment No. 1 thereto.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Item 4 is hereby further amended by the addition of the following at the end of the text set forth in such item in the Initial Schedule 13D, as amended by Amendment No. 1:

         The Reporting Persons have formulated the intention to sell all of the Issuer's Common Stock held by each of them. This includes the 4,923,539 shares comprising the Transferred Shares assigned to Mr. Baldauf from Jericho, which are subject to the Order of the United States District Court for the Eastern District of Michigan (the "Michigan Court") entered by consent on May 13, 2002. That Order enjoins Mr. Baldauf and Ms. May from, among other things, disposing of the Transferred Shares pending the outcome of the Action in that court. The intention of the Reporting Persons to dispose of their equity interests in the Issuer is the result of further information (as described hereinafter) that has come to their attention concerning the operations of the Issuer, including, in their view, ongoing violations by the Issuer and its Chief Executive Officer of laws governing the Issuer's pharmaceutical products, as well as continuing violations of federal securities statutes and regulations.

         The Reporting Persons intend to sell their shares of Common Stock in the open market at such times and in such amounts so to enable them to obtain the best prices for such sales to the extent possible in light of prevailing market conditions for the Common Stock. The Reporting Persons may also seek to dispose of their holdings by way of privately-negotiated transactions if such opportunities become available. With respect to the Transferred Shares, Mr. Baldauf and Ms. May intend to apply to the Michigan Court to modify the Order to authorize the Transferred Shares to be sold.

         Subsequent to the filing of Amendment No. 1, the Michigan Court, on February 12, 2003, granted the Emergency Motion that had been made by Mr. Baldauf and Ms. May in the Action on November 18, 2002 (the "February 12 Order"). The February 12 Order modified the Michigan Court's prior Order to permit Mr. Baldauf and Ms. May to explore and determine the marketability and potential sale of the Transferred Shares as potential strategic acquirers of the Issuer. A copy of the February 12 Order is annexed as Exhibit 99.11 hereto.

         However, from a pleading filed on behalf of Mr. Tramontana with the Michigan Court in February 2003, the Reporting Persons learned that the Issuer had caused the issuance of equity securities of the Issuer to Mr. Tramontana, the Issuer's Chief Executive Officer, representing the equivalent of about 10 million shares of Common Stock. The effect of this transaction was to substantially dilute the Issuer's existing stockholders, including the Reporting Persons, thereby foreclosing a possible sale of the Transferred Shares to a strategic buyer. The existence and circumstances of this related-party transaction between the Issuer and its Chief Executive Officer were concealed from public investors in that the Issuer had failed to file any periodic reports with the Securities and Exchange Commission ("SEC") or disseminate other disclosures to the public regarding its operations and business affairs.

         In light of these developments, on February 25, 2003, GRQ made a further written demand (the "Second Demand") upon the Issuer for inspection and copying of the Issuer's records under Section 220 of the Delaware General Corporation Law. As represented therein, the Second Demand requested books and records for the purpose, among other things, to investigate the existence of mismanagement, corporate waste and self-dealing by incumbent executive officers and directors of the Issuer, including, specifically,

         (a) the failure to file periodic or other reports with the SEC, or otherwise provide financial statements and other disclosures to stockholders about the Issuer's financial affairs and material corporate developments for the past 12 months;

         (b) the Issuer's dilutive issuance of approximately 10 million shares of stock to Mr. Tramontana, its Chief Executive Officer;

         (c) the Issuer's failure to contest a judgment obtained by Mr. Tramontana against one of the Issuer's Swiss subsidiaries for the equivalent of $1,325,000; and

         (d) the closure of the Issuer's U.S. office in Johnstown, Ohio and the termination of stability studies for the Company's pharmaceutical products in the laboratory at that location.

A copy of the Second Demand is attached as Exhibit 99.12 hereto.

         When the Issuer ignored the Second Demand, as well as the earlier Demand for a current stockholder list, GRQ commenced suit in the Delaware Chancery Court on March 20, 2003 to obtain the demanded records (the "Delaware Records Suit"). Five days prior to the scheduled trial of the Delaware Records Suit, the Issuer filed a report on Form 8-K with the SEC on June 20, 2003. The report for the first time disclosed certain information concerning the Issuer's dilutive stock issuance to Mr. Tramontana in January 2003. The Issuer thereafter agreed in the Delaware Records Suit to produce selected records on the stock issuance and other matters. However, no corporate records regarding closure of the Issuer's U.S. facility were provided by the Issuer. This was based on representations made on behalf of the Issuer in the suit that GRQ's contentions that the Issuer's U.S. office-laboratory facility in Johnstown, Ohio (the "Johnstown Facility") had closed, that no employees or workers were at the facility, that the facility had fallen into disrepair, and that the mailing address had been changed, were "inaccurate."

         From information in their possession, it is the opinion of the Reporting Persons that the dilutive stock issuance to Mr. Tramontana was approved by the Issuer's Board of Directors without consideration of all information material to such decision and without evaluation of other less dilutive courses of action. In addition, notwithstanding representations made on behalf of the Issuer in the Delaware Records Suit that the Issuer had retained BDO Seidman, as its independent auditors, and that it expected to file reports with the SEC containing audited financial statements by the end of the third quarter ended September 30, 2003, as of the date of this Amendment No. 2, the Issuer has still not filed its annual reports on Form 10-K for the years 2001 and 2002, or any quarterly reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002, September 30, 2002, March 31, 2003 and June 30, 2003. For
this reason, it is the opinion of the Reporting Persons that the Issuer remains in continuing violation of the federal securities laws.

         On August 1, 2003, an on-site inspection of the Issuer's Johnstown Facility was conducted during business hours by representatives acting on behalf of Mr. Baldauf and Ms. May as directors of JTech Laboratories, Inc. ("JTech"), the lessor of the property leased to the Issuer for its office and pharmaceutical laboratory in Johnstown, Ohio. This inspection had been preceded by a meeting of JTech's Board of Directors on July 3, 2003, at which, among other things, Mr. Tramontana was removed as JTech's president. Notice under the lease was thereafter delivered to the Issuer on behalf of JTech, citing breaches of both monetary and non-monetary provisions of the lease for which Mr. Tramontana had suffered non-compliance by the Issuer, including the Issuer's obligations, as lessee, to maintain the premises in good repair and in a safe and secure manner.

         When the representatives of Mr. Baldauf and Ms. May arrived for the August 1 inspection, the Johnstown Facility was locked, with no visible signs of occupancy. Upon gaining access to the interior of the building, it was discovered that the alarm system was inoperative and the telephone and fax machines were disconnected. The premises appeared not to have been occupied for some time. The representatives observed boxes of the Issuer's pharmaceutical products, which are highly toxic generic drugs used for chemotherapy, unattended in an open conference room and in an unlocked chamber. A number of these cartons bore stamps and other markings suggesting that they contained commercial and reserve pharmaceutical samples. Some of those included notations referencing their retention for the Food and Drug Administration ("FDA") and others were marked as "ANDA" suggesting they contained drug samples to support the Issuer's Abbreviated New Drug Application ("ANDA"), under which the FDA permits the Issuer to manufacture and sell its products in the U.S. The samples did not appear to be stored at the temperatures noted on the cartons. Also, vials of unknown chemicals were observed to have been left in sinks and in open cabinets, and hazardous waste containers were not secured. A police officer summoned to the Johnstown Facility by Mr. Tramontana noted the condition of premises and reported the situation to local governmental authorities.

         Based in part on the hazardous condition revealed from the August 1 inspection, Ms. May, acting on behalf of JTech, gave notice to the Issuer of termination of the lease. The Issuer and Mr. Tramontana contested this action by filing claims in the Court of Common Pleas of Licking County, Ohio and in the Delaware Court of Chancery, challenging the authority of Mr. Baldauf and Ms. May to act on behalf of JTech and asserting that their ownership interest in JTech was invalid. On August 6, 2003, the Court of Common Pleas entered an order preserving the status quo pending the resolution of those issues ("the "August 6 Order"). The August 6 Order directed the Issuer to safeguard the drugs in the facility and provided that access by one party or its representative to the facility would require presence of the other party. A copy of the August 6, 2003 Order is annexed as Exhibit 99.13 hereto.

         On September 25, 2003, agents of the State of Ohio Environmental Protection Agency (the "Ohio EPA") and the Licking County, Ohio, Office of Homeland Security and Emergency Management ("County EM Office") conducted an on-site inspection of the Johnston Facility. The Ohio EPA issued a letter to the Village of Johnstown Law Director on October 7, 2003, reporting on the toxic and potentially explosive nature of the chemicals and drugs stored on the premises and warned of the potential dangers to emergency responders and the public. The Ohio EPA further reported that the drugs in the facility are samples being held per FDA regulations, and that the availability of these drugs for treatment of cancer patients may be jeopardized if the stored samples are lost or damaged. The letter states that the drug samples are not secure and the climate control system in the storage areas may not be working. A copy of the letter from the Ohio EPA is attached as Exhibit 99.14 hereto. The County EM Office also directed a letter to the Issuer's counsel, dated September 26, 2003, addressing the health and safety risks posed by the condition at the Johnstown Facility. A copy of the letter from the County EM Office is attached as Exhibit 99.15 hereto.

         During the September 25 inspection, Issuer's counsel as well as special FDA counsel representing Mr. Baldauf and Ms. May were present and accompanied the agents of the Ohio

EPA and County EM Office through the facility. Following the inspection, special FDA counsel reported that, from his observation of the markings on the cartons and contents of certain of them which were examined, the pharmaceuticals appeared to be stability test lots and bioequivalency reserve samples, and that none of these drugs were being held under controlled conditions for temperature and humidity in accordance with FDA regulations. If special counsel's belief regarding the categories of pharmaceuticals at the facility is correct, the climate conditions under which they have been kept compromises the validity of the stability test lots and bioequivalency reserve samples and could be in violation of FDA regulations. Special FDA counsel has advised the Reporting Persons that possible remedies available to the FDA for such violations include suspension or revocation of applicable ANDAs, seizure of the stability test lots and bioequivalency reserve samples, seizure of commercial product in the marketplace, recall of commercial product in the marketplace, and injunction against responsible parties.

         These inspections and subsequent inquiry by the Reporting Persons also disclosed that the Issuer's license from the Ohio State Board of Pharmacy to possess and transport "dangerous drugs" at the Johnstown Facility within the meaning of the Ohio Revised Code, had expired on June 30, 2002. By letter directed to the Issuer's counsel, dated October 6, 2003, the Ohio State Board of Pharmacy confirmed that the Issuer's license had expired, that it had received information that there were still dangerous drugs located at the Johnstown Facility and that this condition is "in violation of 4729.51(C)3 of the [Ohio] Revised Code." A copy of this letter is annexed as Exhibit 99.16 hereto. From this information, the Reporting Persons are of the opinion that since July 1, 2002, the Issuer had been storing drugs and operating the Johnstown Facility in continuous violation of provisions of Ohio laws that expose the Issuer to potential criminal and civil liabilities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Item 5 is hereby amended and restated in its entirety as follows:

         The following description of each Reporting Person's beneficial ownership as of the close of business on October 13, 2003, is based on the position of the Reporting Persons that through the acquisition of the Transferred Shares by H. Baldauf and the existing ownership by Jericho of the Preferred Warrant, the Reporting Persons possess the power to vote and dispose of the Transferred Shares and the Common Stock underlying the Preferred Warrant, subject to and qualified by the restrictions set forth in the Order on the exercise of such power during the pendency of the Action.

         Ms. May is the beneficial owner of 6,111,355 shares of the Issuer's Common Stock. These shares include (i) 2,350 shares held by Ms. May directly;
(ii) 1,200 shares held by Frederick May, Ms. May's husband; (iii) 4,923,539 shares held by H. Baldauf, over which Ms. May is deemed to have sole voting power pursuant to the Jericho Delegation of Authority, and the sole dispositive power over such shares pursuant to the Durable Power of Attorney; (iv) the Preferred Warrant held by Jericho for the purchase of 1,000,000 shares of the Issuer's Preferred Stock (convertible into 1,000,000 shares of Common Stock, exclusive of antidilution adjustment) and over which, upon exercise, Ms. May would have sole voting and dispositive power pursuant to the Jericho Delegation of Authority; and (v) 184,266 shares of Issuer's Common Stock held by GRQ, LLC, over which Ms. May has sole voting and dispositive power pursuant to the GRQ Delegation of Authority. This aggregate beneficial ownership figure does not include shares owned by Ms. May's mother, Janet A. Baldauf, as to which Ms. May disclaims beneficial ownership. Of the shares beneficially owned by Ms. May, she has sole voting and dispositive power over 6,110,155 shares of Common Stock and shared voting and dispositive power over 1,200 shares of Common Stock. In the aggregate, assuming exercise of the Preferred Warrant by Jericho, Ms. May would thus be deemed to be the beneficial owner of approximately 42% of the outstanding Common Stock of the Issuer. This percentage is based on the Issuer's Quarterly Report on Form 10Q for the quarter ending September 30, 2001 (which is the last report filed by the Issuer reflecting the outstanding shares of Common Stock), as adjusted by additional issuances of Common Stock by the Issuer known by the Reporting Persons to have occurred subsequent to the September 30, 2001 Quarterly Report, through June 25, 2003 (when the Issuer's Stockholder list reflected 13,563,008 shares of outstanding Common Stock), and is further increased by Common Stock issuable upon exercise and conversion of the Preferred Warrant (excluding any antidilution adjustments). The outstanding Common Stock applicable to all Reporting Persons excludes 9,617 shares of Issuer's Series C Convertible Preferred Stock reported to have been issued to John G. Tramontana which is convertible into 9,617 shares of the Issuer's Common Stock.

         H. Baldauf is the beneficial owner of 4,926,539 shares of the Issuer's Common Stock. These shares include (i) 4,923,539 shares, comprising the Transferred Shares held by H. Baldauf and (ii) 3,000 shares held by H. Baldauf and J. Baldauf as joint tenants. This aggregate beneficial ownership figure does not include 333,333 shares of Common Stock held by H. Baldauf's wife, J. Baldauf, as to which H. Baldauf disclaims beneficial ownership. Of the shares beneficially owned by H. Baldauf, he has sole voting and dispositive power over 4,923,539 shares of Common Stock and shared voting and dispositive power over 3,000 shares of Common Stock. In the aggregate, H. Baldauf would thus be deemed to be the beneficial owner of approximately 36.3% of the outstanding Common Stock of the Issuer based on the Issuer's Quarterly Report on Form 10Q for the quarter ending September 30, 2001, as adjusted by additional issuances of Common Stock by the Issuer known by the Reporting Persons to have occurred subsequent to the September 30, 2001 Quarterly Report, through June 25, 2003.

         J. Baldauf is the beneficial owner of 5,259,872 shares of the Issuer's Common Stock. These shares include (i) 333,333 shares held by J. Baldauf directly; (ii) 3,000 shares held by J. Baldauf and H. Baldauf as joint tenants; and (iii) 4,923,539 shares of Common Stock held by H. Baldauf, over which J. Baldauf has sole dispositive power pursuant to the Durable Power of Attorney. Of the shares beneficially owned by J. Baldauf, she has sole dispositive power over 5,256,872 shares of Common Stock, sole voting power over 333,333 shares of Common Stock and shared voting and dispositive power over 3,000 shares of Common Stock. In the aggregate, J. Baldauf would thus be deemed to be the beneficial owner of approximately 38.8% of the outstanding Common Stock of the Issuer based on the Issuer's Quarterly Report on Form 10Q for the quarter ending September 30, 2001, as adjusted by additional issuances of Common Stock by the Issuer known by the Reporting Persons to have occurred subsequent to the September 30, 2001 Quarterly Report, through June 25, 2003.

         GRQ is the direct beneficial owner of 184,266 shares of the Issuer's Common Stock over which it has both dispositive and voting power. GRQ would thus be deemed the beneficial owner of 1.3% of the outstanding Common Stock of the Issuer based on the Issuer's Quarterly Report on Form 10Q for the quarter ending September 30, 2001, as adjusted by additional issuances of Common Stock by the Issuer known by the Reporting Persons to have occurred subsequent to the September 30, 2001 through June 25, 2003.

         None of the Reporting Persons has engaged in any transactions in the Common Stock of the Issuer during the past sixty days except that on September 5, 2003, Marathon Investments LLC ("Marathon"), a Michigan limited liability company, of which each of Ms. May and H. Baldauf are one of six members, sold 10,000 shares of Common Stock of the Issuer in the open market at a price equal to $0.29 per share for aggregate proceeds of $2,900 to pay expenses incurred by Marathon.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

EXHIBIT NO.                         DESCRIPTION

  99.11 Order of February 12, 2003, TRAMONTANA v. MAY ET AL., Civil No. 02-10012 (E.D. MI).

  99.12    Letter to Bigmar, Inc., from GRQ, LLC, dated February 25, 2003.

  99.13 Order of August 6, 2003, MAY v. BIGMAR, INC., Case No. 2003, CV 00377JRS (Common Pleas, Licking County, Ohio).

  99.14 Letter from State of Ohio Environmental Protection Agency to Michael Nicks, Esq., Johnstown Law Director, dated October 7, 2003.

  99.15 Letter from the Licking County Office of Homeland Security and Emergency Management to Issuer's and other counsel dated September 26, 2003.

  99.16 Letter from Ohio State Board of Pharmacy to John Winship Read, Esq., dated October 6, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated:  October 14, 2003

                                        /s/ CYNTHIA R. MAY
                                        -----------------------------------
                                        Cynthia R. May

                                        /s/ HAROLD C. BALDAUF
                                        -----------------------------------
                                        Harold C. Baldauf

                                        /s/ JANET A. BALDAUF
                                        -----------------------------------
                                        Janet A. Baldauf

                                        GRQ, L.L.C.


                                        By:   /s/ CYNTHIA R. MAY
                                              ------------------
                                              Cynthia R. May
                                              Member-Manager